Exhibit 99.5

Date: 10 May 2022

Grab Holdings Limited

3 Media Close,

#01-03/06, Singapore 138498

Dear Sirs

Re: Opinion on the Ownership Structure of Jaya Grocer Holdings Sdn. Bhd. (Registration No. 201601014823 (1185754-D) in Malaysia.

1.	Introduction

1.1

We have acted as Malaysian legal counsel to Grab Holdings Limited, a holding limited company incorporated under the laws of the Cayman Islands (the “Company”), in connection with the preparation and filing of the post-effective amendment no.1 to registration statement on Form F-1 which this opinion letter is attached as an exhibit (such post-effective amendment to registration statement, as amended, including the documents incorporated by reference therein, the “Post-Effective Amendment”), filed with the United States Securities and Exchange Commission (the “SEC”), pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”).

1.2	Defined terms

(a)

In this Opinion Letter, capitalised terms and abbreviations defined and used in paragraph 1.2(b) of this Opinion Letter shall have the same meaning in this Opinion Letter and the other Schedules hereto.

(b)	In this opinion:

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Amelia Koo Yoon Kuan | Kwong Chiew Ee | Lee Yee Ling | Lim Teong Sit | Kelvin Loh Hsien Han | Lum Sher Vin | Moy Pui Yee

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Penny Wong Sook Kuan | Yap Yeow Han | Yeo Tze Lin | Yong Chin Shiung | Jack Yow Pit Pin

(i)	“Agreements” means the agreements examined and as set out in Part (C) of Schedule 1;

(ii)	“CCM” means the Companies Commission of Malaysia;

(iii)	“CCM Search Reports” means the search reports with the CCM as set out in Part (D) of Schedule 1;

(iv)	“GASB” means Green Aurora Sdn. Bhd. (Registration No. 202201001016 (1446713-T);

(v)	“Jaya Grocer” means Jaya Grocer Holdings Sdn. Bhd. (Registration No. 201601014823 (1185754-D);

(vi)	“Jaya 33” means Jaya 33 Supermarket (Malaysia) Sdn. Bhd. (Registration No. 200701016968 (774977-T);

(vii)	“Trendcell” means Trendcell Sdn. Bhd. (Registration No. 200101008291 (544047-T); and

(viii)	“Winding-up Search Reports” means the winding up search reports as set out in Part (D) of Schedule 1.

1.3	Applicable law

(a)

This Opinion Letter is limited to the laws of Malaysia (other than the state laws of Sabah and Sarawak, but including the state laws of Sabah to the limited extent that they continue to apply to the Federal Territory of Labuan by virtue of the Constitution (Amendment)(No. 2) Act, 1984) of general application at the date of this Opinion Letter, as currently applied by the courts of Malaysia. For this purpose, under the laws of Malaysia, the state laws of Sabah have no application within the Federal Territory of Labuan except to the extent such application is preserved pursuant to the Constitution (Amendment)(No. 2) Act, 1984.

(b)	This Opinion Letter is given on the basis that it will be governed by and construed in accordance with the laws of Malaysia (other than the state laws of Sabah and Sarawak as set out above).

1.4	Legal review

For the purpose of this Opinion Letter, we have examined only the documents and completed only the searches referred to in Schedule 1 (Documents and Searches) to this Opinion Letter.

1.5	Assumptions and reservations

The opinions given in this Opinion Letter are strictly limited to the matters stated in paragraph 2 (Opinion) and do not extend to any other matters. The opinions given in this Opinion Letter are given on the basis of the assumptions set out in Schedule 2 (Assumptions) and are subject to the reservations set out in Schedule 3 (Reservations) to this Opinion Letter.

2.	Opinion

Based on the documents examined by us (as set out in Schedule 1) and on the basis of the assumptions (as set out in Schedule 2) and subject to the reservations (as set out in Schedule 3), we are of the opinion that:

2.1

the description of the ownership structure of Jaya Grocer set forth in the Post-Effective Amendment under the captions “Prospectus Summary—Our Organizational Structure”, “Risk Factors—Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia – In certain jurisdictions, we are subject to restrictions on foreign ownership—Malaysia” and “Business—Corporate Structure” in the Registration Statement is true and accurate in all material respects; and

2.2	the ownership structure of Jaya Grocer is in compliance with the requirements of applicable Malaysian laws.

3.	Reliance

3.1

This opinion is addressed to you solely for the purpose of and in connection with the Post Effective Amendment publicly submitted to the SEC on the date of this opinion, and save as provided herein, this opinion is not to be transmitted to any other person nor is it to be relied on by any other person or for any other purpose or publication or quoted or referred to in any public document or filed with any authority or other person without our prior consent in writing.

Yours faithfully

/s/ Rahmat Lim & Partners

Rahmat Lim & Partners

Schedule 1

(Documents and Searches)

(A)	Documents examined in relation to Jaya Grocer and its subsidiaries

1.	a scanned copy of the certificate of incorporation of Jaya Grocer dated 29 April 2016;

2.	a scanned copy of the constitution of Jaya Grocer;

3.	a scanned copy of the register of members of Jaya Grocer;

4.	a scanned copy of the register of transfers of Jaya Grocer;

5.	a scanned copy of the register of directors of Jaya Grocer;

6.	a scanned copy of the share purchase agreement dated 11 December 2021 in relation to 5,500,000 ordinary shares in Jaya Grocer;

7.	a scanned copy of the share purchase agreement dated 11 December 2021 in relation to the 3,374,999 redeemable convertible preference shares and 1 ordinary share in Jaya Grocer;

8.	a scanned copy of the directors’ resolutions in writing of Jaya Grocer dated 31 January 2022 approving the splitting of shares;

9.

a scanned copy of the directors’ resolutions in writing of Jaya Grocer dated 31 January 2022 approving and authorising, inter alia, the transfer of shares in JGH pursuant to the share purchase agreements;

10.

a scanned copy of the directors’ resolution in writing of Jaya Grocer dated 31 January 2022 approving and adopting the revised constitution of Jaya Grocer to reflect the re-classification of the preference shares;

11.	a scanned copy of the directors’ resolution in writing of Jaya Grocer dated 31 January 2022 approving the issuance and allotment of 1 ordinary share and 1 RCPS A;

12.

a scanned copy of the directors’ resolution in writing of Jaya Grocer dated 31 January 2022 approving the issuance and allotment of 1 new ordinary share at the issue price of MYR1 per new ordinary share and credited as fully paid-up to H Holdings Inc (“HHI”) and 1 new RCPS A at the issue price of MYR1 per new RPCS A and credited as fully paid-up to DHI;

13.	a scanned copy of the directors’ resolution in writing of Jaya Grocer dated 31 January 2022 approving the entry into the management agreement;

(the resolutions referred to in paragraph 8 to paragraph 13, collectively, “Jaya Grocer’s Board Resolutions”)

14.

a scanned copy of the members’ resolution in writing of Jaya Grocer dated 31 January 2022 approving and adopting the revised constitution of Jaya Grocer to reflect the re-classification of the preference shares;

15.	a scanned copy of the members’ resolution in writing of Jaya Grocer dated 31 January 2022 approving the issuance and allotment of 1 ordinary share and 1 RCPS A;

(the resolutions referred to in paragraph 14 to paragraph 15, collectively, “Jaya Grocer’s Members’ Resolutions”)

16.	a scanned copy of the certificate of incorporation of Trendcell dated 5 April 2001;

17.	a scanned copy of the constitution of Trendcell;

18.	a scanned copy of the register of members of Trendcell;

19.	a scanned copy of the register of directors of Trendcell;

20.	a scanned copy of the certificate of incorporation of Jaya 33 dated 28 May 2007;

21.	a scanned copy of the constitution of Jaya 33;

22.	a scanned copy of the register of members of Jaya 33;

23.	a scanned copy of the register of directors of Jaya 33;

(B)	Documents examined in relation to GASB

24.	a scanned copy of the Constitution of GASB;

25.	a scanned copy of the register of members of GASB;

26.	a scanned copy of the director’s resolution 1 in writing of GASB dated 28 January 2022 proposing a member’s resolution to:

(i)	adopt the Constitution, which will reflect the terms of the redeemable preference shares in GASB; and

(ii)	amend the nature of business;

27.	a scanned copy of the director’s resolution 2 in writing of GASB dated 28 January 2022:

(i)	adopting the Constitution, which will reflect the terms of the redeemable preference shares in GASB; and

(ii)	amending the nature of business;

28.

a scanned copy of the director’s resolution 1 in writing of GASB dated 28 January 2022 approving the entry into the Subscription Agreement and proposing a member’s resolution to approve the allotment and issuance of ordinary shares and redeemable preference shares;

29.	a scanned copy of the director’s resolution 2 in writing of GASB dated 28 January 2022 approving the allotment and issuance of ordinary shares and redeemable preference shares;

30.

a scanned copy of the director’s resolution in writing of GASB dated 28 January 2022 approving the grant of a call option to H Holdings Inc and proposing a member’s resolution to approve the grant of call option to H Holdings Inc.;

31.	a scanned copy of the director’s resolution 1 in writing of GASB dated 28 January 2022 proposing a member’s resolution to acquire 2,750,001 ordinary shares in Jaya Grocer from Teng Yew Huat;

32.	a scanned copy of the director’s resolution 2 in writing of GASB dated 28 January 2022 approving the acquisition of 2,750,001 ordinary shares in Jaya Grocer from Teng Yew Huat;

33.	a scanned copy of the director’s resolution in writing of GASB dated 31 January 2022 approving the entry into the management agreement;

34.	a scanned copy of the director’s resolution 1 in writing of GASB dated 28 February 2022 proposing a member’s resolution to approve the allotment and issuance of redeemable preference shares;

35.	a scanned copy of the director’s resolution 2 in writing of GASB dated 28 February 2022 approving the issuance and allotment of redeemable preference shares;

(the resolutions referred to in paragraph 26 to paragraph 35, collectively, “GASB’s Board Resolutions”)

36.	a scanned copy of the member’s resolution in writing of GASB dated 28 January 2022:

(i)	adopting the Constitution, which will reflect the terms of the redeemable preference shares in GASB; and

(ii)	amending the nature of business;

37.

a scanned copy of the member’s resolution in writing of GASB dated 28 January 2022 approving the allotment and issuance of ordinary shares and redeemable preference shares; and the grant of call option to H Holdings Inc.;

38.

a scanned copy of the member’s resolution in writing of GASB dated 28 January 2022 approving the investment in Jaya Grocer and the acquisition of 2,750,001 ordinary shares in Jaya Grocer from Teng Yew Huat;

39.	a scanned copy of the member’s resolution in writing of GASB dated 28 February 2022 approving the allotment and issuance of redeemable preference shares;

(the resolutions referred to in paragraph 36 to paragraph 39, collectively, “GASB’s Member’s Resolutions”)

(C)	Agreements examined

40.	a scanned copy of the Subscription Agreement dated 28 January 2022 between GASB, Tan Hooi Ling and H Holdings Inc;

41.	a scanned copy of the Power of Attorney dated 28 January 2022 granted by Tan Hooi Ling in favour of H Holdings Inc;

42.	a scanned copy of the Call Option Agreement dated 28 January 2022 between GASB and H Holdings Inc;

43.	a scanned copy of the Agreement on Management dated 31 January 2022 between Jaya Grocer, GASB and D Holdings Inc;

(D)	Searches

44.	a copy of an official online search report on Jaya Grocer dated 9 May 2022 issued by the CCM (the “Jaya Grocer CCM Search Report”);

45.	a copy of the results of an official winding-up search on Jaya Grocer dated 9 May 2022 issued by the office of the Director General of Insolvency (the “Jaya Grocer Winding-up Search Report”);

46.	a copy of an official online search report on Trendcell dated 9 May 2022 issued by the CCM (the “Trendcell CCM Search Report”);

47.	a copy of the results of an official winding-up search on Trendcell dated 9 May 2022 issued by the office of the Director General of Insolvency (the “Trendcell Winding-up Search Report”);

48.	a copy of an official online search report on Jaya 33 dated 9 May 2022 issued by the CCM (the “Jaya 33 CCM Search Report”);

49.	a copy of an official online search report on Jaya 33 dated 9 May 2022 issued by the CCM (the “Jaya 33 Winding-up Search Report”);

50.	a copy of an official online search report on GASB dated 9 May 2022 issued by the CCM (the “GASB CCM Search Report”);

51.	a copy of an official online search report on GASB dated 9 May 2022 issued by the CCM (the “GASB Winding-up Search Report”); and

52.	a copy of the results of an official bankruptcy search on Tan Hooi Ling dated 9 May 2022 issued by the Malaysia Department of Insolvency (“Bankruptcy Search Report”).

Schedule 2

(Assumptions)

We have assumed:

1.	that each of the Agreements is within the capacity and powers of, and has been validly authorised by or on behalf of each party thereto;

2.	that each of the Agreements has been validly executed and delivered by or on behalf of each party thereto;

3.	the genuineness and authenticity of all signatures and seals on all documents and the completeness, and the conformity to original documents, of all copy or other specimen documents submitted to us;

4.	that the copies of the documents submitted to us for examination (as set out in Schedule 1), are true, complete and up-to-date copies and have not been modified, supplemented or superseded;

5.

that the copies of all documents entered into or dated on or prior to the date of this Opinion Letter (including the Agreements), which we have expressed to have examined for the purposes of issuing this Opinion Letter, have not been amended without our knowledge and remain true, accurate, complete and in full force and effect;

6.

that the information disclosed by each of the Jaya Grocer CCM Search Report, the Jaya Grocer Winding-up Search Report, the Trendcell CCM Search Report, the Trendcell Winding-up Search Report, the Jaya 33 CCM Search Report, the Jaya 33 Winding-up Search Report, the GASB CCM Search Report, the GASB Winding-up Search Report and the Bankruptcy Search Report is true and complete and that such information has not since then been materially altered and that such searches did not fail to disclose any material information which had been delivered for filing but was not disclosed at the time of the searches;

7.

that there are no provisions of the laws of any jurisdiction (other than Malaysia in respect of Jaya Grocer and GASB) which would be contravened by the execution or delivery of each of the Agreements and that, in so far as any obligation expressed to be incurred under each such document is to be performed in or is otherwise subject to the laws of any jurisdiction (other than Malaysia in respect of Jaya Grocer and GASB), its performance of such obligation will not be illegal and such obligation will be valid and binding on and enforceable against the relevant party by virtue of the laws of that jurisdiction;

8.

that all authorisations, consents, approvals and orders required from any governmental or other authorities outside Malaysia and all other requirements outside Malaysia for the legality, validity and enforceability of each of the Agreements have been duly obtained or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied;

9.

there are no provisions of the laws of any jurisdiction outside Malaysia which would have any implication for the opinions we express and, insofar as the laws of any jurisdiction outside Malaysia may be relevant, such laws have been or will be complied with;

10.

the legal, valid and binding nature of the obligations of each of the parties under each of the Agreements under all applicable laws other than the laws of Malaysia in respect of the Jaya Grocer and GASB;

11.

that each of Jaya Grocer and GASB respectively has not entered or will not enter into any agreement, document, arrangement or transaction which prohibits or restricts its rights to enter into or perform its obligations under the Agreements;

12.

that in exercising the power of each of Jaya Grocer and GASB respectively (a) to enter into the Agreements to which it is a party, and (b) to undertake and perform the obligations expressed to be undertaken and performed by it under the Agreements to which it is a party, its directors are acting in good faith and in furtherance of its substantive objects and for its legitimate purpose and that the entry into of the Agreements to which it is a party may reasonably be considered to have been in the ordinary course of business, and in the interests, and for the commercial benefit, of each of the Jaya Grocer and GASB;

13.

that (a) none of the parties or any of its officers or employees has notice of any matter which would adversely affect the validity or regularity of each of Jaya Grocer’s Board Resolutions, Jaya Grocer’s Members’ Resolutions, GASB’s Board Resolutions or GASB’s Member’s Resolutions; (b) each of Jaya Grocer’s Board Resolutions, Jaya Grocer’s Members’ Resolutions, GASB’s Board Resolutions and GASB’s Member’s Resolutions respectively were passed in accordance with the procedures set out in its Constitution, have not been rescinded or modified, and remain in full force and effect; and that (c) no other resolution or other action has been taken which could affect the validity of each of Jaya Grocer’s Board Resolutions, Jaya Grocer’s Members’ Resolutions, GASB’s Board Resolutions and GASB’s Member’s Resolutions respectively;

14.	that when each of parties entered into the transactions contemplated by the Agreements:

(a)	it was solvent and able to pay its due debts (and the parties had no reason to think that it would become unable to pay its due debts as a result of the transaction); and

(b)	it did not incur an obligation knowing it would be unable to perform that obligation when called on to do so;

15.

that no party to any of the Agreements is, or will be, engaging in misleading or unconscionable conduct or seeking to conduct any relevant transaction or associated activity in a manner or for a purpose not evident on the face of the Agreements which might render any of the Agreements or any relevant transaction or associated activity illegal, void or voidable;

16.

the shareholders as registered in the register of members of Jaya Grocer and its subsidiaries and of GASB are the legal and beneficial owners of such shares and that Tan Hooi Ling, a Malaysian citizen (i) holds the ordinary shares in GASB in her own name and capacity, (ii) is not acting as a nominee by holding such ordinary shares and (iii) has full voting rights in connection with the ordinary shares held by her in GASB;

17.

there are no dealings between the parties, of which we are unaware, that affect any of the Agreements and each of the parties have entered into genuine commercial transactions and for valuable consideration; and

18.	the correctness of all facts stated in each of the Agreements.

Schedule 3

(Reservations)

Our opinion is subject to the following reservations and qualifications:

1.	the validity, enforceability and/or binding nature of any of the Agreements will be subject to, inter alia:

(i)

the laws of bankruptcy, insolvency, receivership, reorganisation, liquidation, moratorium and other like laws affecting the rights of creditors generally or the occurrence of any events of frustration;

(ii)

enforcement being limited by general principles of equity including, without limitation, concepts of materiality, commercial reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law);

(iii)

the possibility that a Malaysian court may refuse to give effect to a provision requiring the costs of any party to be paid in respect of unsuccessful litigation or where the court itself has made an order for costs;

(iv)	a claim becoming time barred, or becoming subject to defence, set off or counterclaim;

(v)

the possibility that where obligations are due to be performed in a jurisdiction outside Malaysia they may not be enforceable in Malaysia to the extent that performance would be illegal or contrary to public policy under the laws of Malaysia;

(vi)	an obligation to pay any amount may be unenforceable if that amount is held to constitute a penalty;

(vii)	a provision that any statement, opinion, determination or other matter is final and conclusive will not necessarily prevent judicial enquiry into the merits of a claim by an aggrieved party;

(viii)	the question whether any provision of the Agreements which is invalid or unenforceable may be severed from other provisions is determined at the discretion of the Malaysian courts;

(ix)

any provision purporting to require a party to indemnify another person against the costs or expenses of proceedings in the Malaysian courts is subject to the discretion of the court to decide whether and to what extent a party to such proceedings should be awarded costs and expenses incurred by it in connection therewith;

(x)	the courts may not give effect to any term in the Agreements providing for the total or partial exclusion of a liability or duty otherwise imposed by law;

(xi)	we express no opinion on any provision in the Agreements which suggests that oral modifications, amendments or waivers could not be effectively agreed upon or granted between or by the parties;

2.

nothing in this opinion is to be taken as indication that the equitable remedy of specific performance or any injunction would be available, in that such equitable remedies are available only in restricted circumstances and at the discretion of the courts of Malaysia;

3.

where any party to any Agreement is vested with discretion or may determine a matter in its opinion, Malaysian law may require that such discretion be exercised reasonably or that such opinion be based on reasonable grounds;

4.

the CCM Search Reports and the Winding-up Search Reports (collectively, the “Search Reports”) are not capable of revealing whether or not a winding-up petition has been presented, notice of a winding-up order made or resolution passed or receiver or manager appointed or other documents which have been lodged prior to the search report may not be filed at the CCM or with the Department of Insolvency immediately;

5.

with respect to the Search Reports and the Bankruptcy Search Report, such searches are dependent on the accuracy of the records maintained by the CCM and the Department of Insolvency, and the information obtained from the Search Reports and Bankruptcy Search Report may not reflect filings made in the several months prior to the date of such search as the updating of such information is done by the CCM and the Department of Insolvency periodically;

6.	we express no opinion on matters of tax;

7.	we express no opinion as to matters of fact;

8.

our opinion regarding the ownership structure or of any shares in Jaya Grocer and GASB reflect the current holders of shares only based on the register of members and should not be construed as an opinion as to the chain of title comprising historical allotments and transfer of shares leading to the current shareholding of Jaya Grocer and GASB;

9.

the courts of Malaysia may not give effect to the choice of jurisdiction provisions contained in the Agreements as the courts reserve to themselves the decision as to whether or not they have jurisdiction under the provisions of the Courts of Judicature Act 1964 to be seised of an action, and if they do have such jurisdiction, whether or not a choice of jurisdiction provision in a contract will be upheld and any action in breach thereof stayed;

10.

the courts of Malaysia will in general give judgments that are expressed in foreign currency. Any judgment or order given in the courts of Malaysia to enforce a foreign judgment that is expressed in a foreign currency would be expressed in Malaysian currency in an amount equivalent to the amount of the foreign judgment currency utilising the official exchange rate published by Bank Negara Malaysia as in effect at the time of the judgment;

11.

this opinion is given on the basis that there will be no amendment to or termination or replacement of the Agreements from the time of our review of such documents to the date of this opinion and that we undertake no responsibility to notify any addressee of this opinion of any change in the laws of Malaysia after the date of this opinion; and

12.	the enforcement in Malaysia of the Agreements and of foreign judgements will be subject to Malaysian rules of civil procedure.